Filed by The PNC Financial Services Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 under the Securities Exchange Act of 1934, as amended Subject: The PNC Financial Services Group, Inc. Commission File Number: 001-09718 The following is clarification of a prior filing to provide larger text of an article published by Denver Business Journal on September 8, 2025 in connection with an interview featuring FirstBank’s Chief Executive Officer Kevin Classen. FirstBank CEO: $4.1B acquisition by PNC won't alter local commitment By Analisa Romano – Senior Reporter, Denver Business Journal Sep 8, 2025 Story Highlights • PNC Financial Services Corp. is acquiring FirstBank in a $4.1 billion deal. • FirstBank CEO Kevin Classen vows to maintain local commitment. • PNC plans to retain FirstBank's branches and customer-facing teams. A $4.1 billion deal to acquire Lakewood-based FirstBank will spell the end of Colorado's largest locally-owned bank and its transformation from a privately-owned institution to one beholden to a financial giant's shareholders. But its CEO vowed that FirstBank's commitment to local business and community will remain. Pittsburgh-based PNC Financial Services Corp. said early Monday that it expects to finalize its acquisition of FirstBank in early 2026, catapulting its Denver area market share to No. 1 and tripling its Colorado branch network to 120 locations. PNC's massive size — $559 billion in assets, which places it among the top 10 largest banks in the nation — will be a significant shift for FirstBank, a $26.8 billion bank that for the last 63 years has relied heavily on its reputation as a locally chartered bank that gets involved with local issues. Still, FirstBank CEO Kevin Classen said in an interview with the Denver Business Journal that FirstBank customers can expect the same unique services and corporate philanthropy as in the past. While FirstBank will be part of a large public company, Classen said that, in his new role as PNC's Colorado regional president and mountain territory executive, his focus will be on the local banking operations and not concerned with shareholders and investor relations. "I think that our mindset here and how we run our operations in Colorado and Arizona will match up very well" with PNC, Classen said. PNC plans to retain all of FirstBank's branches and customer-facing branch teams, FirstBank and PNC said Monday. However, the fate of FirstBank's corporate staff and the locations of its corporate offices has yet to be finalized, Classen said. As of 2024, previous DBJ reporting logged FirstBank's Colorado employee count at around 2,500, which Classen confirmed. PNC added in a statement to the DBJ that PNC's current Colorado regional president, Ryan Beiser, will have a "new role forthcoming." Over the last decade, the bank grew its assets by about $10 billion and added thousands of new businesses to its customer base through pandemic-era loans. Last year, FirstBank was recognized through DBJ research as one of the fastest-growing companies in the Denver area, logging a 23.19% three-year growth rate with $1.26 billion in revenue in 2023. The bank this spring topped a J.D. Power banking customer satisfaction survey in the Southwest region for the fifth year in a row. Classen said that FirstBank wasn't shopping for a deal. Rather, the PNC offer was an opportunity that FirstBank needed to take to keep up with an "arms race" in banking technology, he said. Holding on to the "coveted" middle-market banking customer today requires deeper resources for tech-based offerings that keep them coming back as they grow, Classen said.

"We have small businesses that want to become big businesses, and we want to help them get there," Classen said. "What we don't want to have is to have them outgrow us as their bank," he said. For example, Classen said that business customers increasingly need and expect sophisticated solutions that seamlessly help them pay their vendors. "That's the area that I think you're going to see us really focus on," he said. Unique FirstBank ventures, such as its multicultural banking center in Lakewood that serves customers in their native languages including Catonese, Spanish, Vietnamese and Khmer, won't be going anywhere, Classen said. "I think our efforts there will only be further and more deeply supported," Classen said. "There is a very strong commitment from us and from PNC to continue to do the things and build on the things that FirstBank does well." Classen added that PNC has also committed to upholding FirstBank's local corporate philanthropy efforts, which include millions of dollars donated to Colorado charities and its longtime role as the presenter of Colorado Gives Day. "They [PNC] have really committed to not only supporting at the levels that we had been before, but taking it even higher," Classen said. "I think our best days are ahead of us for serving Colorado and Arizona, and I'm very bullish on that." CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the “Merger Agreement”); the expected filing by PNC with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about PNC’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC’s future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement. These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC’s business and to FirstBank’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank’s business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8- K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com. Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY

AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.